Filed Pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration Statement No. 333-192476
Free Writing Prospectus dated February 10, 2014

Fantex, Inc.

Beginning on February 4, 2014, Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, participated in interviews with several media outlets. These interviews were broadcast, either live or taped, in part or in whole, and via radio, television or the internet by each of KGO-AM, Comcast SportsNet Bay Area, and KXNT-AM (collectively, the “Broadcasts”). Each of the Broadcasts reference an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcasts contain certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcasts contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The broadcast transcript attached as Annex A was originally broadcast by KGO-AM on February 4, 2014 (the “KGO Broadcast”); the broadcast transcript attached as Annex B was originally broadcast by Comcast SportsNet Bay Area on February 4, 2014 (the “Comcast Broadcast”); and the broadcast transcript attached as Annex C was originally broadcast by KXNT-AM on February 6, 2014 (the “KXNT Broadcast”).

The Broadcasts were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Broadcasts are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the Broadcasts or any other Broadcasts by the publishers concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcasts represented the broadcasters’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcasts or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

KGO Broadcast

•      During the KGO Broadcast, reporter Jason Middleton states, “They signed the 49ers’ Vernon Davis and then they sold shares—so, in the brand of Vernon Davis, if you will, so, for instance if [Vernon Davis] gets a bigger contract it’s like a dividend to shareholders.” The Company has entered into a Brand Agreement with Vernon Davis and his affiliated company, The Duke Marketing LLC, effective as of October 30, 2013 (the “Brand Contract”). Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the brand contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. The Company intends to finance the purchase price through the sale of securities linked to the value and performance of the Brand Contract.  Fantex Series Vernon Davis was opened for reservations on January 30, 2014. The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Reservations for shares of Fantex Series Vernon Davis will be accepted until the Registration Statement is declared effective. Further, the Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series Vernon Davis. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Vernon Davis, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statement.

•      During the KGO Broadcast, Mr. French states, “That’s the beauty of this, anyone can come to the road show and anyone can participate who’s eighteen years or older, in the IPO so get in on the ground floor.” All Fantex investors must be age 18 or older with a physical address in the U.S. or its territories. Additional investment restrictions apply based on state of residence and annual gross income or net worth. A more detailed description of the qualification process is available in the Registration Statement. Residents of any state in which registration and other legal requirements have not been fulfilled are not eligible to participate in the Offering of Fantex Series Vernon Davis.

Comcast Broadcast

•                  During the Comcast Broadcast, reporter Jim Kozimor refers to “shares in Vernon Davis.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the Comcast Broadcast, reporter Jim Kozimor questions, “So, [Vernon Davis] just gets a check for four million dollars and everything is fine, right?” In addition, Mr. French states that, “[Vernon Davis will receive four million dollars] in exchange for ten percent of what he makes into the future.” The Company has entered into a Brand Contract with Vernon Davis and his affiliated company, The Duke Marketing LLC. Under the terms of the contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

KXNT Broadcast

•                  During the KXNT Broadcast, co-host Dana Roselli states that, “fans can buy a stake in their favorite player.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the KXNT Broadcast, Mr. French states, “So, today you can go to Fantex.com, and actually set up a brokerage account, a real brokerage account, and reserve yours shares in an Initial Public Offering. And it’s open to anyone eighteen years old or older.” All Fantex investors must be age 18 or older with a physical address in the U.S. or its territories. Additional investment restrictions apply based on state of residence and annual gross income or net worth. A more detailed description of the qualification process is available in the Registration Statement. Residents of any state in which registration and other legal requirements have not been fulfilled are not eligible to participate in the Offering of Fantex Series Vernon Davis.

•                  During the KXNT Broadcast, co-host Joe Gillespie describes shares of Fantex Series Vernon Davis as, “a marriage between fantasy football and reality or fantasy sports and reality.” The Company does not agree with this characterization. The Fantex Series Vernon Davis tracking stock is a security being offered pursuant to a registration statement on Form S-1 filed with the Securities and Exchange Commission and under separate state securities laws. A share of Fantex Series Vernon Davis represents an ownership interest in the Company and the tracking stock is intended to track and reflect the separate economic performance of a brand contract between Mr. Davis and the Company.

•                  During the KXNT Broadcast, Mr. French states “for the first time the general public can come out and fully participate in an Initial Public Offering.” It was Mr. French’s intention to promote the fact that the Offering of Fantex Series Vernon Davis is unlike a traditional initial public offering in that it is open to retail investors. Potential investors 18 years or older with a physical address in the U.S. or its territories are welcome to participate in the Offering, subject to additional investment restrictions that may apply based on state of residence and annual gross income or net worth. A more detailed description of the qualification process is available in the Registration Statement.

•                  During the KXNT Broadcast, Mr. French states that, “you now can have an economic interest that is linked to the value and performance of a player,” and that the value of shares of Fantex Series Vernon Davis will depend “on the performance of the player in the long run.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, expectations for the use of the net proceeds from the Offering, financial condition, liquidity, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “forecast,” “expect,” “believe,” “continue,” “may,” “might,” “will,” “would,” “should,” “can have,” “can help,” “likely” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of KGO-AM Broadcast with Jason Middleton

MEDIA:                                                Radio

STATION:                                  KGO-AM

MARKET:                                  N/A

SHOW:                                                    KGO

SUBJECT:                                 Fantex, Buck French

Kim:

Hi, Jason—

Jason Middleton:

Hi, Kim, you might remember this company, it’s called Fantex. They signed the 49ers’ Vernon Davis and then they sold shares—so, in the brand of Vernon Davis, if you will, so, for instance if he gets a bigger contract it’s like a dividend to shareholders. Fantex’s IPO road show started at noon today on the Embarcadero, it’s going to move over to Lucky Strike Lanes at seven o’clock this evening. Here’s CEO, Beck French.

Buck French, CEO of Fantex:

That’s the beauty of this, anyone can come to the road show and anyone can participate who’s eighteen years or older, in the IPO so get in on the ground floor.

Middleton:

So, here’s how it works, Fantex signs a contract with an athlete with a minority interest in their brand. The company then builds a plan, leveraging Fantex’s marketing expertise. The road show bus is stopping in LA, Denver, Chicago, Boston and New York.

Kim:

Do you think this only works for high profile athletes? What about athletes, you know, athletes that might not make enough money that (inaudible) this is worth it.

Middleton:

Right, I don’t think there’s a farm system setup for this kind of thing yet, they’re going to go top tier as long as they can and they told me they want to get into music and actors too.

Kim:

Oh, very cool. Thanks so much for joining us. That’s KGO’s, Jason Middleton. Traffic and weather, first on the five’s comes your way at one forty five. You’re listening after the Bell on KGO eight ten.

* * * * *

Annex B

Transcript of Comcast SportsNet Bay Area Broadcast with Jim Kozimor

MEDIA:                                                Television

STATION:                                  Comcast SportsNet Bay Area

MARKET:                                  N/A

SHOW:                                                    Sports Talk, Yahoo Live!

SUBJECT:                                 Fantex CEO Buck French

Male voice 1:

Buck French is the CEO of Fantex.

Buck French, Fantex CEO:

Correct. Yes.

Male voice 1:

Now you’re involved with Vernon Davis and Arian Foster of the Houston Texans and explain how the investment world is involved with these two athletes.

French:

So, for the first time we actually kicked off our road, show slash road trip, where we’re going out and offering the ability for people to reserve shares in the brand of Vernon Davis. So, they can go to Fantex.com and actually setup an account, and reserve shares that will link to the value and performance of his brand.

Male voice 1:

Alright, value and performance of his brand, define what that is. All the things that Vernon Davis is—how he gets his income? Explain what this is.

French:

It’s pretty straight forward in the sense that his brand income is made of his current playing contract—future playing contracts, endorsements, what he might make in his post career, should he become a sports broadcaster, what have you. That’s all include in his brand income, which the IPO that we kicked off this week we’re acquiring ten percent of that future income stream for four million dollars.

Male voice 1:

If I’m interested in buying— would be shares in Vernon Davis, right? That’s what it would be?

French:

Shares and Fantex that are linked to this.

Male voice 1:

Okay, shares and Fantex that are linked to that, and so what’s the expected return on investment, how do you factor that? How do you figure that out?

French:

You know, each individual has to decide that for themselves, but we lay out the perspective, our forecast for his brand income that we think, roughly about sixty one million dollars. When we discount that about back today for risk, it comes to about forty million which is how the ten percent for four million got derived.

Male voice 1:

Alright, how do you pick your athletes? How do you get involved? How did it happen with Vernon Davis?

French:

Well, at our core, we are a brand building company, so our goal is to help—our goal is look for athletes that are beyond just being a pro bowl tight end that are multidimensional, have intrinsic values beyond just being a great athlete because we believe we can help develop that brand, so it does have long term value.

Male voice 1:

Vernon is interested in acting, art, he does fashion, is that all included in some of the—in all of Vernon Davis for Fantex?

French:

(Inaudible) His art isn’t because that’s more of a personal passion for him even though that is a big part of who he is but yes, basically at his core it’s his consumer brand if that generates income into the future in perpetuity, then that cash flow is part of the security.

Male voice 1:

What’s in it for Vernon Davis?

French:

Couple things, one, he’s obviously being paid four million dollars for a future potential cash flow.

Male voice 1:

So, he just gets a check for four million dollars and everything is fine, right?

French:

In exchange for ten percent of what he makes into the future. But really why Vernon is doing this is the brand aspect of it, he sees the value and actually being able to create a linkage to his brand to the general public at large and that will help create—he believes, we believe a level of advocacy for the brand.

Male voice 1:

What will you help him try to help him get outside incomes or is that all through another agent that he has?

French:

Our goal is to help generate the awareness associated with the brand and ultimately, his sports marketing team will do the activation, I sign the endorsement deals.

Male voice 1:

Could this go alright for you? Could he—let’s say he gets injured next year and he says, “You know what, I got enough money, I just got this four million dollar check for goodness sake, I don’t have to work anymore.” Could it happen, could that happen?

French:

He can’t just walk away from the deal there’s a—within the first two years there’s a clawback prevision, should he choose to just walk away that we have covered.

Male voice 1:

In the bay area, we know Vernon Davis but what other sports might you get involved in or what are you trying—let’s look forward, what are you trying to do here through Fantex?

French:

Our goal is absolutely to sign other athletes across the world of sports, so baseball, golf basketball, ultimately we want to enter into the entertainment space as well. So, you know the key is Vernon is our first brand, the Fantex Vernon Davis offering that is going out right now. And so, our goal ultimately is to use that foundation to add other athletes or entertainers on the platform.

Male voice 1:

How do people get information—let’s say someone says, “Yeah, you know what? I’m a big fan of Vernon Davis I wanna own shares in this.” Go ahead.

French:

To me the exciting part of this is the first time the general public can actually participate in a initial public offering, I mean technically they can, but normally they don’t have access to it, so they can go to Fantex.com and read the materials and if they’re interested, wanna get involved reserve their shares.

Male voice 1:

There you have it.

French:

Today.

Male voice 1:

Interesting to me, I’m gonna actually follow it and see how this works.

French:

Great.

Male voice 1:

Buck French, CEO at Fantex. Go check it out Fantex.com. Correct?

French:

Yup.

Male voice 1:

That’s the place to be for that.

French:

Absolutely.

Male voice 1:

Thanks for giving us the insight and I’ll see how it works with Vernon and if you sign anymore players.

* * * * *

Annex C

Transcript of KXNT-AM interview with Dana Roselli and Joe Gillespie

MEDIA:	Radio
STATION:	KXNT-AM
MARKET:	Las Vegas, NV
SHOW:	KXNT Radio
SUBJECT:	Fantex

Dana Roselli, Co-host:

It is 6:39. I’m Dana Roselli, with Joe Gillespie. Well first there was old-fashioned gambling on football. Then came the fantasy leagues and now, thanks to Wall Street, fans can buy a stake in their favorite player. On the KXNT Landrover Las Vegas Landline this morning, we have Fantex CEO Buck French. Good morning.

Buck French, Fantex CEO

Good morning, how are you doing?

Roselli:

Good. Tell us about this, you guys are hosting a roadshow even today in Las Vegas, right? Or tomorrow? Today, sorry.

French:

Nope, today, we actually rolled in this morning on the former John Madden cruiser. We’re going across the country and we have an event this evening in Las Vegas at the Chateau Club at Paris Paris and for the first time the general public can come out and fully participate in an Initial Public Offering, so we encourage anyone who’s interested to come on down to the Chateau club and we’re happy to talk to—

Joe Gillespie, Co-host:

So how does this work? How does this work?

French:

So, today you can go to Fantex.com, and actually set up a brokerage account, a real brokerage account, and reserve yours shares in an Initial Public Offering. And it’s open to anyone eighteen years old or older.

Gillespie:

Now, we’re buying shares in an athlete?

French:

You’re buying shares in a company that has a contract with an athlete. So how it works is, the shares that are open to the public today, Fantex Vernon Davis, are linked to the value and performance of a contract that we signed with Vernon Davis that’s buying 10% of his future brand income. So it’s tied to real cash flow with the athlete.

Gillespie:

So is this like a marriage between fantasy football and reality or fantasy sports and reality, somehow?

French:

We do—you know, in our opinion it is taking fantasy to that next level, where you now can have an economic interest that is linked to the value and performance of a player.

Roselli:

I was going to say now, does it depend on the performance of the player? On how the stock does?

French:

It depends on the performance of the player in the long run, because that would drive what their future playing contracts might be. It depends on the brand performance, so it’s both on-field and off-field, as well as their post-career, what they might become in the future. So when we look at it, it’s really what is the overall brand performance? And that does encapsulate on-field and off-field.

Gillespie:

Well, so if he gets a big new contract, you get a piece of it?

French:

The security has a 10% interest rate in all future NFL contracts, so that cash flow would be linked to the security that someone owns, yes.

Roselli:

Very interesting. And you guys today said you’re at Chateau at Paris on the Strip?

French:

That’s correct, at 7PM this evening. And it’s open to all, and happy to answer questions and go through a quick little presentation so people can understand how the security works in more detail, and ultimately make a decision for themselves.

Gillespie:

I’d just like to get a look at the Madden van.

French:

Come on down and you’ll see it.

Gillespie:

Was that pretty cool, riding in Madden’s van? His old RV?

French:

It’s a big old tour bus. We left San Francisco yesterday morning, got to LA, did an event. Left last night around 11, got here at 3:30 in the morning, and we’ve got a long way still to go. We’re going—we’ll end in New York on the 14th of February, so we’ve got a bunch of stops in between. But it’s a lot of fun getting out there and talking to the general public, for sure.

Gillespie:

Buck, have a great day.

French:

Great, appreciate the time.

Gillespie:

All right. That’s Buck French, CEO of Fantex. I’m not totally sure I understand it, but it does seem kind of interesting. Of course, I am more interested, you know—Madden, for years, wouldn’t fly. And he did all these football games every week.

Roselli:

Right.

Gillespie:

So he had this great big RV. So he’d have to take off from San Francisco on the road, to get to the next big football game. Famous.

Roselli:

Right. Yeah, this should be interesting. And people should get more information. Because, again, it’s a new thing. And I love how Buck French is at the Paris. Do you think he requested to be there? Oui oui?

* * * * *